EXHIBIT 12

CINEMARK HOLDINGS, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2011	2012	2013	2014
Computation of Earnings:
Pretax income from continuing operations before equity income	$210,939	$199,981	$283,709	$241,182	$267,320
Add:
Fixed charges	188,432	205,167	207,107	215,489	207,100
Amortization of capitalized interest	496	496	496	496	496
Distributed income (loss) of equity investees	(3,438)	5,651	13,109	22,682	22,743
Less:
Capitalized interest	—	—	—	—	—

TOTAL EARNINGS	$396,429	$411,295	$504,421	$479,849	$497,659

Computation of Fixed Charges:
Interest expense	$107,728	$118,358	$118,873	$119,238	$108,453
Capitalized interest	—	—	—	—	—
Amortization of debt issue costs	4,716	4,744	4,792	5,476	5,245
Interest factor on rent expense	75,988	82,065	83,442	90,775	93,402

TOTAL FIXED CHARGES	$188,432	$205,167	$207,107	$215,489	$207,100

RATIO OF EARNINGS TO FIXED CHARGES (1)	2.10x	2.00x	2.44x	2.23x	2.40x

(1)

For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor.